Exhibit 99.2

TOYO Co., Ltd Secures $150 million Contract to Supply Solar Cells to a Leading Solar Module Manufacturer

TOKYO, Nov. 26, 2024 /PRNewswire/ -- TOYO Co., Ltd (Nasdaq: TOYO) (“TOYO” or the “Company”), a solar solution company, is pleased to announce the execution of a significant contract valued at $150 million to supply high efficiency solar cells to a prominent solar module manufacturer. This landmark agreement underscores the Company’s commitment to advancing sustainable energy and supporting the global transition towards renewable resources.

Under the terms of the agreement, TOYO will deliver its cutting-edge solar cells to support the customer’s expanding solar module production both in India and in the U.S. The contract will enable TOYO to leverage its state-of-the-art manufacturing capabilities and innovative technologies both in Vietnam and Ethiopia to deliver premium solar cells that enhance the efficiency and performance of solar modules.

“We are excited to partner with a highly respected player in the solar industry,” said Mr. Junsei Ryu, CEO and Chairman of TOYO. “This contract marks a major milestone for positioning TOYO as a key supplier in the solar energy market. Our advanced solar cells are designed to deliver superior efficiency and performance, helping our customer meet their sustainability goals and drive the adoption of solar energy worldwide.”

This opportunity not only allows TOYO to expand its production capabilities but also reinforces its mission to provide high-quality solar products that meet the evolving needs of our customers. The agreement is expected to yield significant benefits, including increased capacity for production and a strengthened market position.

About TOYO Co., Ltd.

TOYO is a solar solutions company that is committed to becoming a full-service solar solutions provider in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include but are not limited to, statements regarding the expected growth of TOYO, the expected order delivery of TOYO, TOYO’s construction plan of manufactures, and strategies for building up an integrated value chain in the U.S. These forward-looking statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

The forward-looking statements in this press release involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO cautions you that these forward-looking statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the Securities and Exchange Commission (the “SEC”). These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements in this press release.

TOYO cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties, including but not limited to those included under the heading “Risk Factors” in the filings of TOYO with the SEC. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in these forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of TOYO as of the date of this press release. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements to represent the views of TOYO as of any date subsequent to the date of this press release. Except as required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information:

For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aummedia.org
Tel: (646) 652-7185

SOURCE TOYO Co., Ltd